 [CPS logo]                                                                                                                NEWS RELEASE

CONSUMER PORTFOLIO SERVICES ANNOUNCES
NEW CREDIT FACILITY

IRVINE, California, September 29, 2009 (MARKETWIRE) -- Consumer Portfolio Services, Inc. (Nasdaq: CPSS) (“CPS” or the “Company”) today announced that on September 25, 2009 it entered into a $50 million two-year credit facility with Fortress Credit Corp., an affiliate of Fortress Investment Group.  Loans under the facility will be secured by automobile receivables that CPS now holds or will purchase from dealers.

“We are very pleased with this new facility as it will allow us to begin growing our new contract originations again,” said Charles E. Bradley, Jr., Chief Executive Officer.  “During the credit crisis over the last year and with the lack of other credit facilities, we have focused on preserving liquidity.  As a result, so far this year we have purchased only nominal amounts of new contracts.  With this financing we will be able to take advantage of what we believe is a tremendous market opportunity, as many former competitors have exited the industry.”

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is a specialty finance company engaged in purchasing and servicing new and used retail automobile contracts originated primarily by franchised automobile dealerships and, to a lesser extent, by select independent dealers of used automobiles in the United States. We serve as an alternative source of financing for dealers, facilitating sales to sub-prime customers, who have limited credit history, low income or past credit problems and who otherwise might not be able to obtain financing from traditional sources.

Forward Looking Statements

This news release contains forward looking statements, which include the statements that the new facility will allow us to begin growing purchases of automobile finance contracts, and that we will be able to take advantage of a market opportunity with such purchases.  There can be no assurance that we will purchase contracts in amounts or on terms as we anticipate or as may be implied from the statements above. Our ability so to purchase will be dependent on factors that include (i) the willingness and ability of our competitors to purchase similar contracts from dealers, (ii) the terms and conditions on which such competitors purchase such contracts, (iii) our ability to fund our portion of the purchase price of such automobile finance contracts, and (iv) the overall level of automobile purchases in the United States.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer
949-753-6800